Issuer Free Writing Prospectus

Dated July 17, 2014

Filed Pursuant to Rule 433

Registration No. 333-196627

Pricing Term Sheet

Dated July 17, 2014

$65,000,000

5.875% Subordinated Notes due August 1, 2024

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Prospectus.

Issuer:	Independent Bank Group, Inc.

Security Type:	5.875% Subordinated Notes due August 1, 2024

Aggregate Principal Amount:	$65,000,000

Rating:	The Subordinated Notes are rated BBB- by Kroll Bond Rating Agency. A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the Subordinated Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change.

Coupon:	5.875%

Interest Payment Dates:	February 1 and August 1 of each year, commencing on February 1, 2015

Maturity:	August 1, 2024

Yield-to-Maturity:	5.875%

Call Provision:	Non-Call Life

Special Event Redemption:	The Subordinated Notes may not be redeemed prior to maturity, except that the Company may redeem the Subordinated Notes, at its option, in whole if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Subordinated Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the Subordinated Notes from being recognized as Tier 2 capital for regulatory purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended.

Issue Price to Investors:	100%

Underwriters’ Discount:	1.5%

Net Proceeds to Issuer (after underwriting discounts, but before expenses):	$64,025,000

Day Count Convention:	30 / 360

Denominations:	$1,000 denominations and integral multiples of $1,000

Subordination:	The Subordinated Notes will be subordinate in right of payment to all senior indebtedness of the Company as described in detail in the Prospectus.

CUSIP / ISIN:	45384B AA4 / US45384BAA44

Joint Book-Running Managers:	Sandler O’Neill + Partners, L.P.; U.S. Bancorp Investments, Inc.

Co-Managers:	Evercore Partners; Keefe, Bruyette & Woods, Inc.; Sterne, Agee & Leach, Inc.

Announce Date:	July 15, 2014

Trade Date:	July 17, 2014

Settlement Date (T+3):	July 22, 2014

The Issuer has filed a registration statement (including a prospectus) on Form S-3 (File No. 333-196627) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the Issuer has filed with the SEC (including a prospectus supplement relating to the offering) for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Sandler O’Neill + Partners, L.P. toll free at 1-866-805-4128 or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.